Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	14:08 04-Nov-05

RNS Number:6778T
Wolseley PLC
04 November 2005

4 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS

The following options over ordinary shares of 25 pence each in the capital of the Company have been granted to the following Executive Directors and Persons Discharging Managerial Responsibilities at a price of 1185 pence per share:

Director's name	No. of options granted	Date of grant	Total number of shares over which options held following this notification (granted at various option prices various dates)

C. A. Banks	138,010	03.11.05	1,353,602
A. Barden	36,279	04.11.05	178,803
F. N. Hord	68,474	03.11.05	396,673
C. A. S. Hornsby	117,179	03.11.05	429,733
R. H. Marchbank	62,869	03.11.05	252,064
S. P. Webster	90,189	04.11.05	521,611
M. J. White	20,675	04.11.05	80,696

These options have been granted under the Wolseley Share Option Plan 2003 which was approved by shareholders at the Annual General Meeting held on 21 November 2003 and which requires the satisfaction of corporate performance criteria before the options become capable of exercise. The options have been granted without the benefit of any retesting and will, therefore, lapse if the performance criteria have not been met upon maturity of the awards in November 2008.

This information is provided by RNS
The company news service from the London Stock Exchange

END